UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 16, 2025, Polestar Automotive Holding UK PLC (“Polestar”), as borrower, entered into the credit agreement in relation to a USD 600,000,000 term loan facility (the “Term Loan Facility”) with Geely Sweden Automotive Investment AB, as original lender and agent (“GSAI”). GSAI is a wholly-owned subsidiary of Geely Sweden Holdings AB, the parent company of Volvo Car AB (publ), and one of Polestar’s affiliates. The first USD 300,000,000 of the Term Loan Facility is committed and the second USD 300,00,000 is uncommitted and therefore available only with lender consent.

The Term Loan Facility consists of a term loan denominated in U.S. dollars available for general corporate purposes. The Term Loan Facility is available for utilization until 31 March 2026 and is required to be repaid on the Termination Date falling six months from the Utilization Date, subject to GSAI exercising an option to convert all or part of the loan and accrued interest into shares of Polestar at an equity conversion price calculated based on an average closing price as reported by NASDAQ for the Class A American Depositary Shares of the Borrower over the 5 trading days immediately preceding the date of the Equity Conversion Exercise Notice (as defined in the Term Loan Facility).

The Term Loan is subordinated to the EUR 340,000,000 and USD 583,489,000 multicurrency green term loan facilities agreement entered into by Polestar as Borrower and amongst others, the Original Lenders (as defined in the agreement) as lenders and Standard Chartered Bank as security agent and agent on February 22, 2024 (the “Club Loan Facilities Agreement”). Repayment of Loans and accrued interest on the Termination Date is subject to the lenders under the Club Loan Facilities Agreement having consented to releasing the liabilities owed by the Borrower under the Term Loan Facility from the subordination.

The interest rate applicable to borrowings under the Term Loan Facility is Term SOFR (as described in the Term Loan Facility and subject to a zero floor) plus 3.00%. The interest period of the Term Loan Facility is one month and default interest is calculated as an additional 1% on the overdue amount. Polestar may voluntarily prepay loans or reduce commitments under the Term Loan Facility, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty. Polestar has an obligation to prepay the loan on the occurrence of a change of control or illegality.

Polestar’s obligations under the Term Loan Facility are not guaranteed or secured. The Term Loan Facility contains customary negative covenants, including, but not limited to, restrictions on Polestar’s ability to make certain acquisitions, loans and guarantees. The Term Loan Facility also contains certain affirmative covenants, including, but not limited to, certain information undertakings and access to senior management.

The Term Loan Facility contains certain customary representations and warranties, subject to certain customary materiality, best knowledge and other qualifications, exceptions and baskets, and with certain representations and warranties being repeated, including: (i) status; (ii) binding obligations; (iii) non-conflict with constitutional documents, laws or other obligations; (iv) power and authority; (v) validity and admissibility in evidence; (vi) governing law and enforcement; (vii) ranking; and (viii) financial information.

The Term Loan Facility provides that, upon the occurrence of certain events of default, Polestar’s obligations thereunder may be accelerated. Such events of default include payment defaults to GSAI thereunder, material inaccuracies of representations and warranties, covenant defaults, cross acceleration with respect to our other indebtedness, corporate arrangement, winding-up, liquidation or similar proceedings, creditors’ process affecting assets over a certain minimum amount, and other customary events of default. The Term Loan Facility is governed by English law.

As promptly as practicable following the Equity Conversion Date (as defined in the Term Loan Facility), the Borrower and the Lender will enter into a registration rights agreement that is, in form and substance, similar to the registration rights agreement dated 27 September 2021, as later amended, among the Borrower and other parties (the "Registration Rights Agreement"). Polestar has agreed to include any Conversion Shares issued by Polestar to GSAI pursuant to exercise of the Conversion Right pursuant to the Term loan Facility in the definition of "Registrable Securities" in the Registration Rights Agreement. Polestar has agreed, within 90 days following the Equity Conversion Date, to file a new shelf registration statement on Form F-3 in view of registering the resale of any Conversion Shares and cause such registration statement to become effective as soon as practicable after such filing.

A copy of the Term Loan Facility is included in this Report on Form 6-K as Exhibit 10.1 and the foregoing description of the Term Loan Facility is qualified in its entirety by reference thereto.

On December 16, 2025, Polestar issued a press release announcing the Term Loan Facility. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits 99.1 and 10.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.1	GSAI AB Polestar Facilities Agreement dated December 16, 2025
99.1	Press Release of Polestar Automotive Holding UK PLC, dated December 16, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: December 16, 2025	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

Date: December 16, 2025	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer